Exhibit 99.3

Dear Investor,

I am pleased to report that the Company witnessed a 7.05% sequential revenue growth in Q1 on the back of traction with existing customers and a favorable exchange rate scenario. Revenue for Q1 at Rs. 771.50 crore was better than the guidance of Rs. 732 crore. EPS at Rs. 5.48 grew 22.87% sequentially and was significantly higher than the guidance of Rs. 4.78. On account of the business upside and rupee depreciation witnessed in Q1, revenue guidance for fiscal 2005 is now expected to be in the range of Rs. 3268 crore to Rs. 3312 crore, an annual growth of 28.6% to 30.3%. EPS for fiscal 2005 is also revised upwards to Rs. 21.71 to Rs. 22.06.

In the last four quarters, the number of customers with a run rate of one million dollars per annum has increased by 50% to 96. Customers with a run rate of five million dollars and ten million dollars have also witnessed similar growth rate. This has been made possible by our ability to identify greater opportunities and engage with customers at the level of key decision makers as well as a larger focus on the relationship-based business models. This broad basing of growth across an increased customer base has significantly de-risked our revenue model, resulting in our top 10 customers contributing 42.62% of revenue in Q1 as against 51.29% in the corresponding quarter of fiscal 2004.

During Q1, we added 25 new customers including 3 Fortune Global 500 corporations. Our efforts to increase the contribution of offshore revenues within the revenue-mix are showing signs of success. In Q1, our offshore volume growth of 9.6% has been the highest in the last 12 quarters. The pricing environment continues to be stable. The increase in the number of our service offerings, arising out of enhanced domain and technology understanding, is making us more relevant and applicable to a broader cross-section of our customer organizations, thereby enhancing our growth potential. This view has been reinforced by the participants in our Customer Summit held in May 2004. It is also heartening to understand the business potential offered by the Fortune Global 500 Companies and their increased trust in Indian IT companies.

While the global delivery of services has been clearly recognized as a mature and acceptable model today by large organizations, we believe that it is the demonstration of the ability to create business value much more innovatively, that will determine our future growth rates. We will continue to invest in building such solution capabilities, both organically and through acquisitions. An added thrust on Relationship Management, and a focused Brand Building effort across all our touch-points, would take the service experience to a higher level, globally.

Our aim is to enhance our competitiveness vis-a-vis global IT majors. As a significant step towards achieving this goal, we lay a lot of emphasis on taking customers’ business up the value chain, with a better understanding of their business fundamentals.

The Quarter saw the opening of our 19th Development Centre at Hartford, USA. Plans are underway to establish a nearshore development center in Budapest, Hungary as well as expand existing centers in India.

Nipuna, our BPO subsidiary, recorded revenues of Rs. 7.01 crore in Q1. During the quarter, Nipuna more than doubled its manpower to 1060. Out of the 14 active customers of Nipuna, 12 are existing customers of Satyam, thus indicating the potential for cross-selling of services across our entire customer base.

B. Ramalinga Raju

Q1 Table of Contents

Financial Highlights - Indian GAAP	2
Balance Sheet	3
Financial Highlights - US GAAP	4
Subsidiaries, Joint Ventures and Associated Companies	5
Business Outlook	5
Business Highlights	6
Nipuna Services Limited	6
Operational Parameters for Q1, fiscal 2005	7

Note: All financial data of Satyam as per Indian GAAP standalone unless mentioned otherwise.

▪ Q1 Revenue up 7% sequentially	▪ Q1 EPS up 23% sequentially

Satyam Computer Services Limited

Financial Highlights - Indian GAAP
Profit and Loss Account Summary for the quarter ended

In Rs. Crore except per share data

			Growth over		Growth over
			June 2003		March 2004
	June		Quarter	March	Quarter
	2004	2003	(%)	2004	(%)
Income
Services
- Exports	748.82	545.93	37.16	696.62	7.49
- Domestic	22.68	13.72	65.31	24.08	(5.81)
Total Services Income	771.50	559.65	37.85	720.70	7.05

Expenditure
Personnel Expenses	434.34	277.37	56.59	398.50	8.99
Operating and Administration Expenses	138.33	119.88	15.39	132.38	4.49
	572.67	397.25	44.16	530.88	7.87
Operating Profit (EBITDA)	198.83	162.40	22.43	189.82	4.75
EBITDA Margin	25.77%	29.02%		26.34%
Financial Expenses	0.20	0.20	0.00	0.18	11.11
Depreciation	25.96	29.46	(11.88)	25.41	2.16
Operating Profit After Interest and Depreciation	172.67	132.74	30.08	164.23	5.14
Other Income	30.77	10.70	187.57	5.00	515.40
Profit Before Tax	203.44	143.44	41.83	169.23	20.22
Provision for Taxation	29.96	21.94	36.55	28.39	5.53
Profit After Taxation (PAT)	173.48	121.50	42.78	140.84	23.18
Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	5.48	3.86	41.97	4.46	22.87
Diluted	5.40	3.86	39.90	4.38	23.29

•	For Q1, Satyam recorded a total income of Rs.802.27 crore, an increase of 10.55% over Q4, fiscal 2004

•	For Q1, the net gain on exchange fluctuation was Rs. 6.4 crore after providing for 22.7 crore loss on forward contracts

Q1: Performance Against Guidance

Parameters	Projected		Actuals
Income from Software Services	Rs.	728-732 crore	Rs.	771.50 crore
EPS	Rs.	4.76-4.78	Rs.	5.48

Satyam Computer Services Limited

Balance Sheet as at

In Rs. Crore

	June 30		March 31
	2004	2003	2004
Sources of Funds
Shareholders’ Funds
(a) Share Capital	63.36	62.91	63.25
(b) Share application money pending allotment	0.22	—	0.19
(b) Reserves and Surplus	2,702.91	2,188.27	2,517.51

	2,766.49	2,251.18	2,580.95
Loan Funds
(a) Secured Loans	8.89	6.86	7.30
(b) Unsecured Loans	—	6.97	—

	2,775.38	2,265.01	2,588.25

Application of Funds
Fixed Assets
(a) Gross Block	851.18	787.46	847.16
(b) Less: Depreciation	614.30	517.37	597.76

(c) Net Block	236.88	270.09	249.40
(d) Capital Work in Progress	27.41	26.81	22.17

	264.29	296.90	271.57
Investments	74.75	57.61	74.75
Deferred Tax Asset/(Liability)	6.34	5.01	5.29
Current Assets, Loans and Advances
(a) Sundry Debtors	668.63	514.26	592.82
(b) Cash and Bank Balances	1,981.04	1,577.58	1,815.36
(c) Loans and Advances	93.13	109.45	90.58
(d) Other Current Assets	110.24	34.85	91.46

	2,853.04	2,236.14	2,590.22
Less: Current Liabilities and Provisions
(a) Current Liabilities	251.08	192.89	194.53
(b) Provisions	171.96	137.76	159.05

	423.04	330.65	353.58

Net Current Assets	2,430.00	1,905.49	2,236.64

	2,775.38	2,265.01	2,588.25

Satyam Computer Services Limited

Financial Highlights - US GAAP

Unaudited Consolidated Statements of Operations Summary for the quarter ended

In US$ Thousands except per share data and as stated otherwise

					Growth over			Growth over
					June 2003			March 2004
	June				Quarter	March		Quarter
	2004		2003		(%)	2004		%
Revenues	US$	174,994	US$	121,547	43.97		164,979	6.07
Gross Profit		68,673		47,250	45.34		67,557	1.65
Operating income		37,044		27,424	35.08		34,901	6.14
Income before income taxes, minority interest and equity in earnings/(losses) of associated companies		43,178		29,740	45.18		35,134	22.90
Income Taxes		(6,618)		(4,526)	46.22		(5,777)	14.56
Income before equity in earnings/(losses) of associated companies		36,560		25,214	45.00		29,357	24.54
Equity in earnings/(losses) of associated companies, net of taxes		(126)		(1,609)	(92.17)		351	(135.90)
Net Income	US$	36,434	US$	23,605	54.35		29,708	22.64
Earnings Per Share:
Basic	US$	0.12	US$	0.08	50.00	US$	0.09	33.33
Diluted	US$	0.11	US$	0.08	37.50	US$	0.09	22.22

Reconciliation between net profit as per Indian GAAP and US GAAP for:

In US$ Thousands

	Quarter ended June				Quarter ended
	2004		2003		March 2004
Profit as per the Indian GAAP Financial Statements	US$	38,675	US$	25,813	US$	31,137
Add/(Deduct) :
1 Profit/Loss of Subsidiaries and Associated Companies		(1,571)		(2,337)		(548)
2 Deferred Stock Compensation Charge		(235)		(271)		(557)
3 Others, net		(435)		400		(324)
Net Income as per US GAAP Financial Statements	US$	36,434	US$	23,605	US$	29,708

Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associate Companies

Subsidiaries

Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs.7.01 crore (US$1.55 mn.) and a net loss of Rs.7.66 crore (US$1.69 mn.) for Q1.

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded net revenue of US$0.2 mn. and a net income of US$0.03 mn. for the quarter ended June 30, 2004.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in china, recorded a revenue of 3.54 mn. CNY (US$0.43 mn.) and a net loss of 1.10 mn. CNY (US$0.13 mn.) for the quarter ended June 30, 2004.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs.0.98 crore (US$0.21 mn.) and a net loss of Rs.0.32 crore (US$0.07 mn.) for Q1.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs.11.62 crore (US$2.57 mn.) and a net profit of Rs.1.25 crore (US$0.28 mn.) for Q1.

Associate Company

Sify Ltd.’s (Sify) revenue for Q1 at US$16.91 mn. was 29.38% higher than the same quarter last year and a decline of 5.74% sequentially. Sify recorded a net loss of US$1.19 mn., while cash profit (in adjusted EBITDA) terms was US$1.65 mn. compared to US$1.39 mn. cash loss for the same quarter last year. Cash surplus generated from operations during the quarter after capital expenditure of US$1.81 mn. was US$0.47 mn. Sify ended the quarter with a cash balance of US$32.2 mn.

(For detailed results on Sify, visit www.sifycorp.com)

Business Outlook*

* Outlook is based on exchange rate of Rs.46.00/US$

For the convenience of investors, the Company has decided to give US GAAP guidance also. From this quarter onwards, the Company will be giving two sets of guidance – under Indian GAAP for standalone numbers in Indian rupees and under US GAAP for consolidated numbers in US$. The US GAAP guidance will be including the performance of our subsidiaries but will be excluding earnings or losses of associate companies.

INDIAN GAAP (Standalone)

The Company’s outlook for the quarter ending September 30, 2004 is as follows:

Income from software services is expected to be between Rs.805 crore and Rs.810 crore and EPS for the quarter is expected to be between Rs.5.44 and Rs.5.48.

The Company’s outlook for the fiscal year ending March 31, 2005, is as follows:

For fiscal 2005, income from software services is expected to be between Rs.3,268 crore and Rs.3,312 crore, implying a growth rate of 28.6% to 30.3% over fiscal 2004. The earlier forecast for annual revenue growth was 21.9% to 23.8%.

EPS for the fiscal is expected to be between Rs.21.71 and Rs.22.06, implying a growth rate of 26.2% to 28.3% over fiscal 2004. The earlier forecast for annual EPS growth was 17.91% to 19.88%.

US GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associate companies)

The Company’s outlook for the quarter ending September 30, 2004 is as follows:

Consolidated revenue is expected to be between US$180 million and US$181 million and consolidated earning per ADS is expected to be US$0.23.

The Company’s outlook for the fiscal year ending March 31, 2005, is as follows:

For fiscal 2005, consolidated revenue is expected to be between US$733 million and US$743 million, implying a growth rate of 29.5% to 31.1% over fiscal 2004.

Consolidated earnings per ADS for the fiscal is expected to be between US$0.95 to US$0.96, implying a growth rate of 31.9% to 33.3% over fiscal 2004.

Satyam Computer Services Limited

Business Highlights

Satyam added 25 new customers in Q1 including three Fortune Global 500 companies.

Some of the prominent customers added in Q1 include a leading manufacturer of industrial and packaging coatings, a Fortune Global 500 European automobile manufacturer, and a large US based Insurance & Financial Services conglomerate.

Satyam is conducting the safety case analysis, an extremely critical part of the development cycle, for braking products of a Fortune 500 auto component manufacturer. Satyam has leveraged its strong DW & BI skills to provide significantly enhanced product cost analysis capabilities to a global auto major.

The momentum in the Pharma segment has gone another notch up with the establishment of another Offshore Service Center for a global Top 5 Pharma giant. This further strengthens our leadership in the Pharma services’ space. For a large Scientific and Healthcare giant, Satyam is adding value by assisting in the creation of a single data factory, integrating 3 different databases.

Satyam commenced a quality consulting project for a renowned Korean company, whose key interests are in insurance, finance & manufacturing.

Satyam would be providing production support for a set of core merchandising and supply chain management applications for a leading retailer in Asia Pacific region. Satyam is involved in the development of a core transportation system for a Fortune Global 500 food company.

Nipuna Services Limited (BPO subsidiary)

Nipuna added three new customers in Q1 and ended the quarter with 14 active customers. The current customer base, which spreads over North America and Europe, includes two Fortune Global 500 customers.

During the Quarter the company has won orders from:

•	a leading chip manufacturer for a resume data management process

•	a leading packaging and recycling company for payroll processing, credit collections and a helpdesk

•	a leading digital map information company for a data validation process

Further, Nipuna is transitioning a shared services desk for a leading bio-sciences company and a customer support process for a leading telecommunications major.

Nipuna had an employee base of 1060 associates at the end of Q1. The total number of seats available at the Company’s Hyderabad facility is 550, while an additional 350 seats facility in Bangalore became operational during the quarter. In Q2, the company intends to add a 600-seats facility in Hyderabad and a 350-seats facility in Bangalore.

Mr. Sandeep Madan has joined the company as its Chief Operating Officer.

Satyam Computer Services Limited

Operational parameters for Q1, fiscal 2005

A. Revenue Analysis

Analysis of Revenue Growth (%)

Particulars	Q1 2005	Q4 2004	Q1 2004	FY 2004
Increase/(Decrease) in revenue in US$ terms	7.00	9.35	5.55	32.32
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	7.05	9.41	6.24	34.23
- Billing rate	(0.05)	(0.06)	(0.68)	(1.91)
- US$ exchange rate	0.05	(0.60)	(1.62)	(6.73)
Increase/(Decrease) in revenue in Rupee terms	7.05	8.75	3.94	25.59

Break up of export revenue between offshore and onsite (%)

Location	Q1 2005	Q4 2004	Q1 2004	FY 2004
Offshore	42.05	41.40	45.09	42.70
Onsite	57.95	58.60	54.91	57.30

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q1 2005	Q4 2004	Q1 2004	FY 2004
North America	68.93	69.15	77.13	73.34
Japan	2.04	1.78	1.71	1.97
Europe	15.23	15.00	12.91	13.71
Rest of World	13.80	14.07	8.25	10.98

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q1 2005	Q4 2004	Q1 2004	FY 2004
Software Design and Development	42.11	44.51	48.94	46.59
Software Maintenance	22.17	21.47	26.65	23.56
Packaged Software Implementation	29.24	28.51	23.18	26.22
Engineering Design Services	6.48	5.51	1.23	3.63

Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q1 2005	Q4 2004	Q1 2004	FY 2004
Banking & Finance	15.90	17.46	20.77	18.45
Insurance	11.44	13.17	13.66	13.90
Manufacturing	30.53	30.40	31.75	31.44
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	16.86	15.38	12.21	13.67
Healthcare	5.70	4.38	6.65	6.12
Retail	2.78	2.43	0.68	1.87
Transportaion	2.89	2.20	2.42	2.05
Others	13.90	14.58	11.86	12.50

Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q1 2005	Q4 2004	Q1 2004	FY 2004
Time & Material	68.06	67.23	70.93	68.42
Fixed Bid	31.94	32.77	29.07	31.58

Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q1, fiscal 2005(contd.)

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year
Onsite	0.02	(0.87)
Offshore	(0.04)	(0.39)
Domestic	(2.41)	2.95

B. Associate Data

Location wise break up of Associates

Particulars	Q1 2005	Q4 2004	Q1 2004
Onsite	3,502	3,382	2,655
Offshore	10,535	9,093	6,831
Domestic	597	645	351
Total Technical	14,634	13,120	9,837
Support	997	912	755

Total	15,631	14,032	10,592

Utilization/Loading rates (in %)

Particulars	Q1 2005	Q4 2004	Q1 2004	FY 2004
Onsite	95.38	95.20	95.99	95.79
Offshore	77.11	79.66	77.48	78.84
Domestic	83.66	95.42	78.75	90.56
Offshore with trainees	69.81	74.02	74.29	74.67

C. Customer Information

Revenue contribution (in %)

Revenues from	Q1 2005	Q4 2004	Q1 2004	FY 2004
Top clients	10.66	13.11	15.22	14.42
Top 5 clients	29.54	34.05	37.06	36.29
Top 10 clients	42.62	45.48	51.29	48.38

Number of customers with annualized billing exceeding:

Revenues from	Q1 2005	Q4 2004	Q1 2004
US$1 million	96	89	64
US$5 million	32	28	20
US$10 million	16	14	10

Revenue from existing business and new business (%)

	Q1 2005	Q4 2004	Q1 2004
Existing business	93.23	90.27	91.10
New business	6.77	9.73	8.90

Total	100.00	100.00	100.00

Other Information

Particulars	Q1 2005	Q4 2004	Q1 2004
New customers added	25	30	22
Number of active customers	340	325	289
Receivable days	78	74	83

Satyam Computer Services Limited

About Satyam Computer Services Limited

Satyam Computer Services Ltd. (NYSE: SAY), a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 15,000 highly skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, the USA, the UK, the UAE, Canada, Malaysia, Singapore, China, Japan and Australia serve over 325 global companies, of which 104 are Fortune Global 500 corporations. Satyam’s presence spans 45 countries, across six continents.

For more information visit us at: www.satyam.com

Safe Harbor

This Press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the captions “Risk Factors” in our report on Form 20F concerning the fiscal year ended March 31, 2004, furnished to the US Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

Mayfair Centre, S.P. Road, Secunderabad - 500 003.
Ph: +91-40-27843222 Fax: +91-40-27840058
Email: murti_t@satyam.com Website: www.satyam.com

Satyam Computer Services Limited